Rule 477

Registration No. 333-97269

NICHOLAS FUND, INC.

Application for Withdrawal of Registration Statement on Form N-1A

Dated July 29, 2002

Effective July 30, 2002, Nicholas Fund, Inc. is withdrawing the registration statement filed via EDGAR on Form N-1A on July 29, 2002 (Accession Number: 0000071958-02-000004) pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"). The registration statement filed under Form N-1A on July 29, 2002 was mistakenly filed as a pre-effective filing rather than a post-effective amendment pursuant to Rule 485(b) under the 1933 Act. No securities were sold in connection with this registration.

NICHOLAS FUND, INC.

By: /s/ Jeffrey T. May

Jeffrey T. May

Senior Vice-President and Treasurer